UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 8, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 02 September 2019 entitled ‘TOTAL VOTING RIGHTS’.

2.             A Stock Exchange Announcement dated 05 September 2019 entitled ‘NEW PARTNERSHIP - OMAN FUTURE TELECOMMUNICATIONS’.

3.             A Stock Exchange Announcement dated 16 September 2019 entitled ‘HOLDING(S) IN COMPANY’.

4.             A Stock Exchange Announcement dated 23 September 2019 entitled ‘DIRECTOR/PDMR SHAREHOLDING’.

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 August 2019:

Vodafone’s issued share capital consists of 28,815,908,588 ordinary shares of US$0.20 20/21 of which 2,047,648,471 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,768,260,117. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

5 September 2019

VODAFONE AND OMAN FUTURE TELECOMMUNICATIONS (OFT) ANNOUNCE NEW PARTNERSHIP

THAT WILL BRING THE VODAFONE BRAND TO OMAN

Vodafone Group and Oman Future Telecommunications (“OFT”) today announced a strategic partnership agreement in the Sultanate of Oman as part of Vodafone’s Partner Markets programme.

Under the non-equity agreement, the companies will work together to roll out a new mobile network and develop a number of new services using the Vodafone brand in Oman to drive the next stage in the development of the country’s telecommunications market.

The development of the new network under the Vodafone brand in Oman will commence immediately with commercial launch planned for the second half of 2020. Vodafone Partner Markets Chief Executive Diego Massidda said: “I am delighted to start this strategic partnership with OFT, and I look forward to developing this new network operator and Oman’s digital economy.  I am confident that this will build into a strong, lasting relationship that will benefit customers of both companies.”

Fahad Al Busaidi, Managing Director of Itqan Tech Development, which is the leading entity of the 3rd mobile operator consortium - OFT, commented: “We are delighted to start our strategic partnership with Vodafone, as part of our digital transformation journey in Oman. Undoubtedly, the launch of the Vodafone brand in Oman will be the most significant event in the telecoms market over recent years. The implementation of the company’s unique global technological and marketing expertise in Oman will have a positive impact for consumers, businesses and the economy. I am excited to be working with a global leader in telecommunications, and leveraging their experience and expertise.”

Vodafone Regional Executive and Programme Director Jacek Passia said: “We are going to bring the best of Vodafone’s innovation, services and expertise to Oman. We will build Vodafone Oman to provide the best possible customer experience. The launch of Vodafone Oman will be delivered by a joint team of Vodafone and local Omani personnel, as upskilling of the Omani workforce is a key focus of our partnership”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	IR@vodafone.co.uk

Oman Future Telecommunications

Musab Al Dhamri

musab@oman70holding.om

Tel:  +968 9922 2068

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 43 more, and fixed broadband operations in 19 markets. As of 30 June 2019, Vodafone Group had approximately 640 million mobile customers, 21 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 30 companies in 43 countries.

About OFT

Oman Future Telecommunication Company SAOC is dedicated for the establishment of the long-awaited 3d mobile operator in the Sultanate of Oman. The main aim of the company is to drive the growth and development of technology and telecommunications industry, leading the Sultanate into a new era of innovation and creativity.

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Vodafone Group Public Limited Company, GB00BH4HKS39
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		Norges Bank
City and country of registered office (if applicable)		Oslo, Norway
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		13/09/2019
6. Date on which issuer notified (DD/MM/YYYY):		16/09/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	3.02%	0.00%	3.02%	26,768,260,117
Position of previous notification (if applicable)	N/A	N/A	N/A

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BH4HKS39		807,081,455		3.02%

SUBTOTAL 8. A	807,081,455			3.02%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

X

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	Oslo, Norway
Date of completion	16/09/2019

END

VODAFONE GROUP PLC

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Sharesave exercise

The below participant exercised options under the Vodafone Group 2008 Sharesave Plan on 23 September 2019.  The shares purchased were held in a nominee account on behalf of the participant.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Exercise of a 5 year option granted under the Vodafone Group 2008 Sharesave Plan.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5613	9,607

d)	Aggregated information: volume, Price	Aggregated volume: 9,607 Ordinary shares Aggregated price: GBP 14,999.41
e)	Date of the transaction	2019-09-23
f)	Place of the transaction	Outside of trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 8, 2019		By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary